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                                  AMENDMENT TO
                        THE HARRAH'S ENTERTAINMENT, INC.
                           1990 RESTRICTED STOCK PLAN

    Harrah's Entertainment, Inc. (the "Company") hereby adopts this Amendment to The Harrah's Entertainment, Inc. 1990 Restricted Stock Plan (the "Plan"), subject to stockholder approval of this Amendment which approval is expected to occur on May 1, 1998.

    1. The last sentence of Section 3 of the Plan is amended by changing the period at the end of the sentence to a comma and adding the following language after such comma: "and effective May 1, 1998, the number of shares which may be issued under the Plan is increased by an additional 3,100,000 shares."

    2. The last sentence of Section 10 of the Plan is amended to read as follows:

    "No shares may be granted during any period of suspension nor after termination of the Plan, and in no event may any shares be granted under the Plan after February 25, 2008."

    3.  Section 13 of the Plan is amended to read as follows:

       "The Plan shall remain in effect until all shares awarded under the Plan are free of restrictions imposed by the Plan and by Agreements or Participation Certificates, but no award shall be made after February 25, 2008."

    This Amendment was duly adopted by the Board of Directors of the Company on February 26, 1998.

                                          --------------------------------------
                                          Rebecca W. Ballou
                                          Secretary